November 10, 2009

Sherry Haywood

Staff Attorney

Securities and Exchange Commission

Washington, DC 20549

Re:	Constant Environment, Inc.
File No. 333-161406

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1/A, File No. 333-161406, to 12:00 P.M. on November 12, 2009 or as soon as practicable thereafter.

The Company acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Constant Environment, Inc.

By:   /s/ Jeff Mak __

Jeff Mak

President, Chief Executive Officer,

Principal Executive Officer, Principal Accounting Officer,

Chief Financial Officer and Director

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